

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Paul Fielding
Chief Operating Officer
Catalyst Partners Acquisition Corp.
20 University Road, Fourth Floor
Cambridge, MA 02138

Re: Catalyst Partners Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 21, 2022
     File No. 001-40419

Dear Paul Fielding:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian Nagler